Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

March 23, 2018

Division of Corporation Finance

U.S. Securities & Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jeff Kauten

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Re:                             Bilibili Inc. (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-223405)

Registration Statement on Form 8-A (Registration No. 001-38429)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on March 27, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between March 16, 2018 and the date hereof, 3,590 copies of the preliminary prospectus of the Company dated March 16, 2018 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Daniel Wetstein
Name:	Daniel Wetstein
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Mandar Donde
Name:	Mandar Donde
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
Name:	Lucy Wang
Title:	Executive Director

[Underwriters Acceleration Request]